UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: May 10, 2006
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 (920) 433-4901	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

On May 10, 2006, WPS Resources Corporation issued a press release to announce the issuance of 2.7 million shares of its common stock in settlement of the forward sale agreement entered into on November 15, 2005 with an affiliate of J.P. Morgan Securities Inc. A copy of the press release issued by WPS Resources is furnished as Exhibit 99.1.

Forward-looking statements are subject to certain risks, trends, uncertainties, and other economic conditions that could cause actual results to differ materially from the expectations expressed in forward-looking statements. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Item 9.01   Financial Statements and Exhibits.

      (a)   Not applicable.

      (b)   Not applicable.

      (c)   <u>Exhibits</u>. The following exhibit is being filed herewith:

          99.1   Press Release of WPS Resources Corporation dated May 10, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President
    and Chief Financial Officer

Date: May 10, 2006

WPS RESOURCES CORPORATION

Exhibit Index to Form 8-K
Dated May 10, 2006

**Exhibit
Number**

99.1   Press Release of WPS Resources Corporation dated May 10, 2006.



NEWS RELEASE

Contacts: Joseph P. O'Leary – Senior Vice President
and Chief Financial Officer
WPS Resources Corporation
(920) 433-1463

FOR IMMEDIATE RELEASE

WPS Resources Corporation Settles Equity Forward Agreement

Green Bay, WI – May 10, 2006 – WPS Resources Corporation (NYSE: WPS) announced today that it has exercised its rights under a forward sale agreement with an affiliate of J. P. Morgan Securities Inc. that was entered into in November 2005 as part of its public offering of 4,600,000 shares of common stock at $53.70. Under terms of the agreement, J. P. Morgan (as agent for its affiliate), as the forward purchaser borrowed and sold 2,700,000 shares, or 58.7% of the November 2005 public offering, of WPS Resources common stock. WPS Resources had the right to elect physical or cash settlement of the forward sale agreement within approximately one year of the date of the public offering. The forward sale agreement was physically settled at approximately $51.72 per share (net proceeds per share after underwriters' fees and other adjustments), for aggregate net proceeds of approximately $139.6 million. The proceeds will be used to partially finance the acquisition of the Michigan and Minnesota natural gas distribution operations from Aquila, Inc. and for general corporate purposes.

As of May 10, 2006, upon completion of the physical settlement of this transaction, WPS Resources had 43,016,636 shares of its common stock outstanding.

Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend" and other similar words. Forward-looking statements are beyond the ability of WPS Resources to control and, in many cases, WPS Resources cannot predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' periodic reports filed with the Securities and Exchange Commission (including its 10-K and 10-Qs) for a listing of certain factors that could cause actual results to differ materially from those contained in forward-looking statements.

About WPS Resources Corporation:
WPS Resources Corporation, based in Green Bay, Wisconsin, is a holding company with both regulated and nonregulated energy-related subsidiaries. Its wholly owned regulated subsidiaries include Wisconsin Public Service Corporation, an electric and natural gas utility; Upper Peninsula Power Company, an electric utility; and Michigan Gas Utilities Corporation, a natural gas utility. Its wholly owned, nonregulated subsidiary is WPS Energy Services, Inc.

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